UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Wavecom SA

(Name of Issuer)

American Depository Shares

(Title of Class of Securities)

943531 10 3

(CUSIP Number)

July 16, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 943531 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc Fourrier

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 759,480

	6.	Shared Voting Power

	7.	Sole Dispositive Power 759,480

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 759,480

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Wavecom S.A.

(b)	Address of Issuer’s Principal Executive Offices
Wavecom S.A., 3 esplanade du Foncet, 92442 Issy-les-Moulineaux, France

Item 2.

(a)	Name of Person Filing
This statement is filed by and on behalf of Marc Fourrier. Marc Fourrier is the principal of Delphis S.A., which is the owner of 759,480 shares of Wavecom S.A.

(b)	Address of Principal Business Office or, if none, Residence
Marc Fourrier c/o, Delphis S.A., 22 rue de l’Arcade, 75008 Paris, France

(c)	Citizenship: France

(d)	Title of Class of Securities: American Depository Shares

(e)	CUSIP Number: 943531 10 3

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 759,480

(b)	Percent of class: 4.9%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 759,480

(ii)	Shared power to vote or to direct the vote: 0

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(iii)	Sole power to dispose or to direct the disposition of: 759,480

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.   Identification and Classification of Members of the Group

Not applicable.

Item 9.   Notice of Dissolution of Group

Not applicable.

Item 10.   Certification

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2007

Date

/s/ Marc Fourrier

Signature

Marc Fourrier

Name/Title